Tammy R. Moore
Vice President / Corporate Controller

April 7, 2015

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated April 2, 2015 related to Service Corporation International's Form 10-K for the fiscal year ended December 31, 2014 filed February 13, 2015

File No. 001-06402

Dear Mr. Pacho:

With respect to the above referenced letter, Service Corporation International respectfully requests that the due date for our response be extended to the end of the day on April 30, 2015. We make this request in order to allow sufficient time for our draft and review process.

Please do not hesitate to contact me if you have any questions or comments.

Sincerely,

/s/ Tammy R. Moore
Tammy R. Moore
Vice President
Corporate Controller

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-3097 • FAX (713) 525-7581